Exhibit 4.3

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Noble Holding International Limited (ROC #142583) (the “Company”)

TAKE NOTICE that by written resolutions of the shareholders of the Company dated 22 February 2013, the following special resolution was passed:

THAT the Memorandum and Articles of Association of the Company currently in force be amended and restated by their deletion in their entirety and the substitution in their place of the new Amended and Restated Memorandum and Articles of Association in the form attached hereto.

Barb Ouellette For and on behalf of Maples Corporate Services Limited Dated this 8th day of March 2013